FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 10th, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____      Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________      No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

Registrant’s Immediate Report, concerning the voting results of a Special General Shareholders meeting held on February 6th, 2003, as filed with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange on February 9th, 2003.

Super – Sol Ltd.

10 February 2003

To:	To:	To:
The Securities Authority	The Tel Aviv Stock	The Companies Registrar
22 Kanfei Nesharim St	Exchange Ltd.	POB 767
Fax: 02-6513940	54 Echad Ha'am St.	Jerusalem
Jerusalem	Fax: 03-5105379
Tel Aviv

Dear Sir / Madam,

Re:	Immediate Report regarding the voting results in a Special General
Meeting of the Company, in accordance with the
Securities Regulations (Transaction between a Company and Persons in
Control of it) Regulations, 5761-2001

Following the immediate report dated January 9th, 2003 regarding the convention of a Special General Meeting of Super-Sol Ltd. (hereinafter: the “Company”; hereinafter the “Meeting”; hereinafter the: “the Immediate Report Regarding the Convention of a Special General Meeting”), here are the voting results of the Meeting which was held on February 6th, 2003 08:00 A.M., at the Company’s registered office at 30 Shmotkin Binyamin St. in Rishon Le-zion.

Approval of Execution by Company into Insurance Policies covering Office Bearer Liability

Resolved:

1.	To approve the term extension of the Company’s policies taken out with Clal Insurance Company Ltd. (hereinafter: “Clal Insurance”; hereinafter the: “Insurance Policies”), to insure the liability of office bearers of the Company, and among them office bearers who are also holders of control, for the period of three additional months, as set out in sub-clause 1.1 to the Immediate Report Regarding the Convention of a Special General Meeting;

2.	To approve, in advance, the Company’s execution of the Insurance Policies – Basic and/or Group – to insure the liability of office bearers after the end of the Extended Term (as defined in sub-clause 1.1 to the Immediate Report Regarding the Convention of a Special General Meeting), as set out in sub-clause 1.2 to the Immediate Report Regarding the Convention of a Special General Meeting;

3.	To approve, in advance, in the event of non-renewal of an office bearer liability insurance policy, the acquisition of a disclosure period as set out in sub-clause 1.3 to the Immediate Report Regarding the Convention of a Special General Meeting;

(hereinafter the: “Decisions”)

The Meeting Voting Results:

Total sum of votes participated in the Voting:

168,932,711 votes, of which 55,792,680 were votes of shareholders, who do not have a personal interest in the approval of the resolutions.

In favor of the Decisions approval voted 158,163,367 votes of which 45,379,778 votes of shareholders who do not have a personal interest in the approval of the resolutions, constituting 80.82% of the votes of who do not have a personal interest in the approval of the resolutions’s total votes, who participated in the Meeting.

Against the Decisions’ approval voted 10,769,344 votes, of which 10,412,902 votes of shareholders who do not have a personal interest in the approval of the resolutions, who participated in the Meeting.

In light of the above, the Decisions were approved by a majority of 93.63% of the total shareholders votes who attended the Meeting and voted, while within the said majority were included 80.82% of the shareholders votes who do not have a personal interest in the approval of the resolutions, and who attended the Meeting and voted, without taking into account the abstentions votes.

Sincerely, Linda Shafir, Advocate Legal Counsel and Company Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) By —————————————— Amit Leibovich, Adv. Dated: February 10th, 2003